[redacted]

15048255

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith Whiley Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Clermont Park
(No. and Street)

Farmington	CT	06032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gwendolyn Smith Iloani — 860-548-2513
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whittlesey & Hadley
(Name – *if individual, state last, first, middle name*)

280 Trumbull Street, 24th floor	Hartford	CT	06103-3059
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gwendolyn Smith Iloani, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith Whiley Securities, Inc., as of December 31, 2014, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Chief Executive Officer

Title

Rosalind R. Best

My commission expires 1-31-2020

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH WHILEY SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF SMITH WHILEY & COMPANY)

Table of Contents

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

280 Trumbull Street, 24th Floor
Hartford, Connecticut 06103-3509

860.522.3111 (voice)
860.728.0232 (fax)

www.whcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholder of
Smith Whiley Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Smith Whiley Securities, Inc. (the "Company") as of December 31, 2014 and 2013 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Scope

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Smith Whiley Securities, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the identified supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
February 12, 2015

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2014		December 31, 2013	
ASSETS				
Cash	$	8,983	$	7,444
Prepaid expenses		3,496		3,768
Total assets	$	12,479	$	11,212
LIABILITIES				
Accounts payable	$	-	$	952
Other liabilities		-		-
Total liabilities		-		952
STOCKHOLDER'S EQUITY				
Common Stock - par value - ($.001 per share); 1,000,000 shares authorized, issued and outstanding in 2014 and 2013		1,000		1,000
Additional paid in capital		111,151		97,798
Accumulated deficit		(99,672)		(88,538)
Total stockholder's equity		12,479		10,260
Total liabilities and stockholder's equity	$	12,479	$	11,212

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS

	For the years ended December 31, 2014	2013
Revenues	$ -	$ -
Expenses		
Audit expense	4,000	3,900
Compliance expense	-	3,934
Insurance expense	716	686
Registration expense	1,479	1,215
Other administrative expenses	4,939	4,200
Total expenses	11,134	13,935
Net Loss	$ (11,134)	$ (13,935)

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the years ended December 31, 2014 and 2013

	Common Stock		Additional		Total
	Shares	Amount	Paid-In Capital	Accumulated Deficit	Stockholder's Equity
Balance at December 31, 2012	1,000,000	$ 1,000	$ 82,886	$ (74,603)	$ 9,283
Capital contribution	-	-	14,912	-	14,912
Net Loss	-	-	-	(13,935)	(13,935)
Balance at December 31, 2013	1,000,000	1,000	97,798	(88,538)	10,260
Capital contribution	-	-	13,353	-	13,353
Net Loss	-	-	-	(11,134)	(11,134)
Balance at December 31, 2014	1,000,000	$ 1,000	$ 111,151	$ (99,672)	$ 12,479

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

	For the years ended December 31, 2014	2013
Cash flows from operating activities		
Net loss	$ (11,134)	$ (13,935)
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities		
Decrease (increase) in prepaid expenses	272	(1,503)
(Decrease) increase in accounts payable	(952)	517
(Decrease) in accrued expenses	-	(2,500)
Net cash used in operating activities	(11,814)	(17,421)
Cash flows from financing activities		
Capital contribution	13,353	14,912
Net cash provided by financing activities	13,353	14,912
Net increase (decrease) in cash	1,539	(2,509)
Cash at beginning of year	7,444	9,953
Cash and cash equivalents at end of period	$ 8,983	$ 7,444

Supplemental disclosure of cash flow information

The Company paid no interest or taxes during 2014 and 2013.

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Smith Whiley Securities, Inc. (the "Company"), organized and incorporated on November 23, 1994, is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Smith Whiley & Company (the "Parent"). The Company distributes limited partnership interests in Parent sponsored funds. The Company's distribution activities did not generate any commission revenue or expense in 2014 or 2013.

The Company and the Parent entered into a Management Services and Overhead Reimbursement Agreement in 1995 (the "Agreement"). The Parent makes the services of its employees, administrative support, office space, equipment and other requested services available to the Company pursuant to the Agreement.

On June 18, 2011, the Company entered into an Amended and Restated Management Services and Overhead Reimbursement Agreement with the Parent, effective April 1, 2011. The amended agreement clarified the Company's relationship with the Parent and listed certain revenues and expenses that would be paid or assumed by the Company. All expenses associated with the activities of operating as a broker/dealer are recorded by the Company in its financial statements.

On October 27, 2011, the Company entered into a modified Amended and Restated Management Services and Overhead Reimbursement Agreement with the Parent which more specifically identified expenses that would be charged to the Company and recorded in its financial statements.

The Company relies on equity funding from the Parent for operations.

Cash

Cash represents amounts on deposit in a business checking account.

Income Taxes

The Company is part of a consolidated group for federal income tax return purposes, and is a "qualified S-Corporation subsidiary". Therefore, there are no federal or state income tax accruals herein, as these obligations are passed through to the stockholder. Additionally, in accordance with ASC 740, *Income Taxes*, there are no tax positions taken or expected to be taken in the course of preparing the Parent's tax returns that are "more-likely-than-not" of being sustained by the applicable tax authority.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

2. TRANSACTIONS WITH AFFILIATES

Certain personnel of the Parent are registered representatives of the Company and are eligible to earn commissions in connection with the distribution of limited partnership interests in Parent sponsored funds. In such instances, the Parent may compensate the Company through payment of a commission, which, in turn, the Company would pay to such registered representatives and record such as an expense. There were no commissions earned or paid for the years ended December 31, 2014 and 2013 as there were no sales of limited partnership interests in Parent sponsored funds.

The Parent contributed additional paid-in-capital of $13,353 during the year ended 2014 to support operations pursuant to the Agreement discussed above.

3. NET CAPITAL AND RESERVE REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which states that net capital, as defined, shall not be less than $5,000. The Company's net capital for regulatory purposes at December 31, 2014 equaled $8,983 which is in excess of the required minimum.

The Company does not hold funds or securities for, or owe funds or securities to, customers other than funds or securities promptly forwarded to an unaffiliated bank escrow agent account, if applicable. There has not been any activity of this kind during 2014 or 2013. The Company is thereby exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 by paragraph (k)(2)(i) of that rule as it relates to promptly obtaining and maintaining physical possession or control of customers' securities.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS, UNDER SEC RULE 15C3-1

SUPPLEMENTAL SCHEDULE – SCHEDULE 1

December 31, 2014

Stockholder's equity	$	12,479
Less: Nonallowable assets		(3,496)
Add: Unrealized gains on municipal securities		-
Net capital before haircut on security position		8,983
Less: Haircut on other securities		-
Net capital		8,983
Minimum net capital required to be maintained		5,000
Net capital in excess of requirement	$	3,983

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

280 Trumbull Street, 24th Floor
Hartford, Connecticut 06103-3509

860.522.3111 (voice)
860.728.0232 (fax)

www.whcpa.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *"Management Assertion Regarding Exemption Provisions"*, in which (1) Smith Whiley Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Smith Whiley Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: 15c 3-3 (k)(2)(ii) (the "exemption provisions") and (2) Smith Whiley Securities, Inc. stated that Smith Whiley Securities, Inc. met the identified exemption provisions throughout the period from June 1, 2014 through December 31, 2014. Smith Whiley Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Scope

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Smith Whiley Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Review Results

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
February 12, 2015

SMITH WHILEY SECURITIES, INC.

Management Assertion Regarding Exemption Provisions
Under Rule 15c3-3 of the Securities and Exchange Commission

Smith Wiley Securities, Inc. (the "Company") is a fully disclosed introducing broker-dealer. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Therefore, we as members of management assert that the Company is exempt from reporting under SEC Rule 17a-5 as follows:

- The Company is exempt under SEC Rule 15c3-3(k)(2)(ii);
- The Company has procedures and controls in place to monitor compliance with the exemption cited above;
- And the Company met the exemption provisions under Sec Rule 15c3-3(k)(2)(ii) throughout the period from June 1, 2014 through December 31, 2014.

Smith Wiley Securities, Inc.

By:

Gwendolyn Smith Iloani

Gwendolyn Smith Iloani
President and Chief Executive Officer

February 12, 2015
Date

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

280 Trumbull Street, 24th Floor
Hartford, Connecticut 06103-3509

860.522.3111 (voice)
860.728.0232 (fax)

www.whcpa.com

RECEIVED
2015 MAR -4 PM 4: 30
SEC / MR

February 12, 2015

The Board of Directors
Smith Whiley Securities, Inc.
Hartford, Connecticut

Dear Members:

In planning and performing our audit of the financial statements of Smith Whiley Securities, Inc. (the "Company") as of and for the year ended December 31, 2014, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies and, therefore, material weaknesses or significant deficiencies may exist that were not identified.

Pursuant to rules of the Securities and Exchange Commission, we have not performed, nor were we engaged to perform, an audit of management's assessment of the effectiveness of internal control over financial reporting (the "assessment"). Consequently, we cannot and do not provide an opinion as to the effectiveness of the internal control over financial reporting.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's consolidated financial statements will not be prevented, or detected and corrected on a timely basis.

We did not identify any deficiencies in internal control that we consider to be material weaknesses.

* * * * *

This communication is intended solely for the information and use of Smith Whiley Securities, Inc., the Board of Directors and management of Smith Whiley & Company, and their respective federal and State of Connecticut Regulatory Agencies. Should you have any questions about this letter, or any other matter, please contact us at your convenience.

Very truly yours,

Whittlesey & Hadley, P.C.